United States securities and exchange commission logo





                              September 8, 2021

       Stephen C. Smith
       Chief Executive Officer
       Seaport Global Acquisition Corp
       360 Madison Avenue, 20 th Floor
       New York, NY 10017

                                                        Re: Seaport Global
Acquisition Corp
                                                            Amendment No. 1 to
Proxy Statement on Schedule 14A
                                                            Filed August 23,
2021
                                                            File No. 001-39741

       Dear Mr. Smith:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Proxy Statement Filed on August 23, 2021

       "Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits...", page 63

   1. We note your revised disclosure in response to comment 53. Please revise to state that your proposed charter
provides an exclusive federal forum (the federal district courts of the United States of
America) for claims that arise under the Securities Act.
       Unaudited Pro Forma Condensed Combined Financial Information, page 70

   2. We note your revised disclosure on page 71 in response to comment 13. Please revise to disclose how you
determined that 32,770,000 Redbox Rollover Shares will be exchanged in the merger, as this
entity's June 30, 2021 balance sheet indicated that it had 31,174,806 shares issued and
outstanding at that date.
 Stephen C. Smith
FirstName LastNameStephen     C. Smith
Seaport Global  Acquisition Corp
Comapany 8,
September  NameSeaport
              2021        Global Acquisition Corp
September
Page 2     8, 2021 Page 2
FirstName LastName
3. Refer to footnotes (L) and (EE) - Please explain why the percentages used in calculating the amounts of the adjustments to non-controlling interests in footnotes (L) and (EE)
         under the no redemptions and maximum redemption scenarios differ from those in the table on the bottom of page 71.
4. Refer to footnote (C) - We note from your response to comment 17 that you have not reflected an adjustment for the $15,000 of estimated transaction fees in your pro forma statement of operations for 2020 as you believe these costs represent estimated transaction costs that will be capitalized as part of the business combination as they are direct incremental costs of the transaction. Furthermore, you indicate that your accounting treatment is appropriate pursuant to the guidance in SAB Topic 5:A, which relates to costs incurred in connection with an offering. As these appear to represent transaction costs of the business combination, rather than offering costs that should be expensed pursuant to the guidance in ASC 805-10-25-23, it appears they should be reflected in an adjustment to your pro forma statement of operations for the year ended December 31, 2020 pursuant to
         Rule 11-02(a)(6)(i)(B). Please advise or revise as appropriate.
5. Refer to footnote (CC) - Please revise to disclose the amount of debt to be repaid and the related interest rates that were used to calculate or determine the adjustments to interest expense as a result of the planned debt repayments under each scenario.
6. Refer to footnote (DD) - We note your revisions to footnote (DD) in response to comment
         26 but are still unclear as to how your pro forma adjustments to the income tax benefit were determined. Please revise to disclose your calculation of the adjustments to your pro forma income tax benefit under each scenario and for each period presented in your pro forma statements of operation.
7. Refer to footnote (GG) - Please revise to explain in further detail how you calculated or determined the weighted average shares outstanding attributable to the controlling interest under each scenario and for each period presented.
SGAC's Board of Directors' Reasons for the Approval of the Business Combination, page 110

8. We note your response to comment 32. Please disclose the information in your response in your proxy statement, so that investors can understand how management views the significant barriers to entry.
Impact of COVID-19 and Emerging Industry Trends, page 167

9. Your revised disclosure in response to comment 42 indicates that the company's business strategy of growing its digital video on demand (VOD) service is based largely on mitigating the effect of subscription services (i.e. Netflix, HBO Max and Amazon Prime).
         It appears the continued decline in the number of new movie releases in the first half of
         2021, coupled with the trend of consumers moving to competitors' streaming services to meet their video entertainment needs, has put competitive strains on your business. Please revise your discussion to provide a more detailed discussion of how industry and
 Stephen C. Smith
FirstName LastNameStephen     C. Smith
Seaport Global  Acquisition Corp
Comapany 8,
September  NameSeaport
              2021        Global Acquisition Corp
September
Page 3     8, 2021 Page 3
FirstName LastName
         consumer trends are expected to continue to impact your business through the remainder of 2021 and 2022. Refer to Item 303(b)(2)(ii) of Regulation S-K. Redbox Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Six months ended June 30, 2021 compared to the six months ended June 30, 2020 Segment Discussion, Legacy Business, page 172

10. Please revise and expand your discussion regarding the impact of the major trends and uncertainties resulting from the COVID-19 pandemic that have affected the movie industry, including the further delayed release of new major movies into mid-2022 including Top Gun: Maverick and James Bond's No Time to Die on your Legacy Business segment. We note that the movie studios, including Paramount, have delayed the release of these movies, rescheduled the production of others, and have sold new productions directly to streaming services. Refer to Item 303(b)(2)(ii) of Regulation S-K and CF
         Disclosure Guidance: Topic 9A issued on June 23, 2020.
Redwood Intermediate, LLC Consolidated Audited Financial Statements For the Years Ended
December 31, 2020, 2019 and 2018
Notes to Audited Financial Statements
Note 4. Goodwill and Intangible Assets, page F-73

11. Referencing your responses to comments 45 and 50, please revise your disclosure to include a description of potential events, changes in your business strategy, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your goodwill impairment testing. For example, please discuss potential changes in the number and timing of theatrical releases in the second half of
         2021 and 2022, as well as the competing distribution channels for new movies on your
         Legacy business reporting unit goodwill. Comply with this comment in your discussion of critical accounting policies in MD&A and in your disclosures in
Note 4 to your interim
         financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.
 Stephen C. Smith
Seaport Global Acquisition Corp
September 8, 2021
Page 4
                                               Sincerely,
FirstName LastNameStephen C. Smith
                                               Division of Corporation Finance
Comapany NameSeaport Global Acquisition Corp
                                               Office of Trade & Services
September 8, 2021 Page 4
cc:       Frank Lopez
FirstName LastName